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                                                                    EXHIBIT 99.2
                                                           [English Translation]
                                                                     May 9, 2003


                              HANARO TELECOM, INC.
        RESOLUTION OF THE BOARD OF DIRECTORS ON CALLING OF EXTRAORDINARY
                             SHAREHOLDERS' MEETING


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
1. Date of the Resolution of Board of Directors                                May 9, 2003

   - Presence of Outside Director(s)                         Present (No.)        7        Absent (No.)       0

   - Presence of Auditor(s)                                                       Yes

2. Reason for Calling of Shareholders' Meeting                         Extraordinary Shareholders' Meeting

3. Scheduled Date of Shareholders' Meeting          Date                      July 18, 2003
                                                    Time                       10:00 A.M.

4. Scheduled Place of Shareholders' Meeting                 10/F Hanaro Telecom Ilsan Information Center, 726 Changhang 2-dong,
                                                            Ilsan-ku, Koyang-shi, Kyunggi-do

5. Agenda and Major Issues                                  1. Approval of amendment of Articles of Incorporation
                                                            2. Appointment of a standing director

6. Details of Resolution                                    Approved as proposed

                                                            - The Company is currently pursuing foreign investment inducement, and it may be added to the agenda for the extraordinary shareholders'
                                                            meeting.
7. Others
                                                            - The date, venue and specific agenda for the extraordinary shareholders' meeting will be confirmed by a meeting of the board of directors at a later time.
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